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                               June 16, 2021

       Yongxu Liu
       Chief Executive Officer
       Shengfeng Development Limited
       Shengfeng Building, No. 478 Fuxin East Road
       Jin'an District, Fuzhou City
       Fujian Province, People's Republic of China, 350001

                                                        Re: Shengfeng
Development Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 20,
2021
                                                            CIK No. 0001863218

       Dear Mr. Liu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Cover Page, page 1

   1.                                                   Please clarify whether
the    additional items of value    you will be paying to the
                                                        underwriters in
connection with this offering solely refer to the representative's warrants.

       Risks Related to Our Business and Our Industry
       We use third-party services in connection with our business, and any disruption to these services could result in a disruption to our busine, page 14

   2. You disclose that for the year ended December 31, 2020, Hubei Luge Logistics Co., Ltd.
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         and Anhui Luge Transportation Co., Ltd. contributed approximately 19.8% and 12.4% of total purchase of the Company, respectively. You further disclose that the failure of these parties to perform in compliance with your agreements may negatively impact your business. To the extent you are substantially dependent on any agreements with these customers, please describe the material terms of such agreements and file the agreements as exhibits. If you believe you are not substantially dependent on the agreements, please explain why. Refer to Item 8(a) of Form F-1 and Item 601(b)(10) of Regulation S-K.
Risks Relating to Our Corporate Structure, page 16

3. We note that Shengfeng Logistics holds fifty-one percent ownership in two of its significant subsidiaries. Please add risk factor disclosure for any related risks that are material. For example, discuss any material risks related to rights of the minority shareholders.
4. We note your disclosure that pursuant to the PRC Labor Contract Law, that became effective in January 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees probation, and unilaterally terminating labor contracts. However, you further state that the interpretation and implementation of labor-related laws and regulations are still evolving and you cannot assure that your employment practice does not and will not violate labor-related laws and regulations in China, which may subject you to labor disputes or government investigations. Given the passage of time since the adoption of the amendments to the
         Labor Contract Law, please explain your disclosure and clarify whether you are in compliance.
Our VIE Arrangements with Shengfeng Logistics and the Shengfeng Logistics Shareholders may not be effective in providing control, page 17

5. Please revise to disclose the percentage ownership of Shenfeng Logistics held by each of the Company through its wholly owned subsidiary, Fujian Yunlian Shengfeng Industry
         Co., Ltd., and the other Shengfeng Logistics Shareholders, collectively. We note your related disclosure on page 3.
Use of Proceeds, page 37

6. We note your disclosure that you plan to use 50% of your net proceeds to fund working capital and for other general corporate purposes. As this is a significant portion of the proceeds and you do not disclose any specific plans for these proceeds, please disclose the principal reasons for the offering. Refer to Item 4.a. of Form F-1 and
Item 3.C of Form
         20-F.
7. Please revise to describe all material commitments for capital expenditures, including the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments. Refer to Item 4.a of Form F-1 and Items 5.B.3 and 5.D. of
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         Form 20-F. In this regard, we note your disclosure of several planned expenditures in your Use of Proceeds section on page 37.
8. We note the disclosure that you are permitted under PRC laws and regulations to utilize the proceeds from this offering to fund your PRC subsidiary by making loans to or additional capital contributions, and to fund Shengfeng Logistics only through loans, subject to applicable government registration and approval requirements. Disclose the dollar amount of net proceeds that would be immediately available to be loaned to your
         VIEs.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19 on our Operations and Financial Performance, page 49

9. Please expand MD&A to better explain the particular impact of COVID-19 on your financial condition and operations. In addition, clarify your expectations for the future impact of COVID-19 and response to evolving events and how you are planning for
         COVID-19-related uncertainties. Refer to CF Disclosure Guidance Topics 9 and Topic
         9A.
Critical Accounting Policies and Estimates, page 50

10. Revise your disclosure of critical accounting estimates so that that it supplements, not duplicates, the description of accounting policies in the notes to the financial statements.
         Refer to Item 5.E of Form 20-F.
11. It appears that you have identified risks and uncertainties related to the consolidation of variable interest entities in Note 16 that are not addressed in your critical accounting policies and estimates. Tell us why you do not consider the principles of consolidation to be an area where critical accounting estimates should be disclosed in accordance with
         Item 5.E of Form 20-F.
Results of Operations, page 53

12. Revise the discussion and analysis of operating results to better explain and quantify the causal factors that generated income statement variances between periods for which financial statements are presented. Your revised disclosure should address the full amount of the change between periods for each of your financial statement line items. Refer to
         Item 5.A and Item 5.A.1 of Form 20-F.
Cost of revenue, page 54

13. We note from your disclosure that your Cost of revenues line item includes cost of
         transportation services, including    cooperation cost.    Please
clarify the nature of this type
         of cost. In addition, clarify that this line item includes the direct cost of transportation paid to third-party carriers. In this regard, it appears from the disclosure on page F-35 that there were two carriers that accounted for at least 19.8% and 12.4% of your cost of revenue.
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Liquidity and Capital Resources, page 55

14. We note from your disclosure that you are permitted under the People's Republic of China
         ("PRC") laws and regulations to provide funding to your PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. Please expand the discussion here to also disclose the restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
Cash flows and working capital, page 55

15. Please include a discussion of the underlying reasons for the changes in cash flows provided by or used in operating activities. Refer to Item 5.B of Form 20-F and Section
         IV.B.1 of SEC Release No. 33-8350.
Capital Expenditures, page 56

16. You indicate that you intend to fund future capital expenditures with existing cash and proceeds from this offering. To the extent you have any material commitments for capital expenditures, please disclose them pursuant to Item 5.B.3 of Form
20-F.
Industry, page 59

17. We note that you have included numerous CAGR projections in this section derived from
         Frost & Sullivan   s industry report titled    Independent Market
Study on China   s Road
         Logistics and Contract Logistics Markets." Please revise your disclosure to describe the assumptions underlying these estimates and to include balancing language to emphasize the prospective nature of these growth rates.
Business, page 66

18. You disclose here and elsewhere in the filing that you own and operate your fleets.
         However, you disclose on page 78 that you utilize a fleet of self-owned and outsourced vehicles to form both your line-haul transportation network for long-distance, high-
         capacity transportation, and your short-haul transportation network for short-distance, low-capacity pickup and delivery, and that you outsource approximately 70% of your freight transportation services to independent third-party transportation providers for additional capacity. Please revise to address this apparent discrepancy or explain.
Management
Employment Agreements and Indemnification Agreements, page 101

19. We note your disclosure that you will enter into employment agreements with each of your executive officers and that you intend to file a form of this agreement as Exhibit 10.1 to your registration statement. Please file the employment contracts required by Item
         601(b)(10) of Regulation S-K, as contemplated by Item 8.a. of Form F-1, rather than a
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         "form of" employment agreement. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(10)(iii)(C)(5) of Regulation S-
         K.
Index to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

20. Please request that the auditor revise the first paragraph under Basis for Opinion to make reference to Public Company Accounting Oversight Board (United States) ("PCAOB"). Refer to paragraph .09(g) and Appendix B of AS 3101.
Consolidated Statements of Income and Comprehensive Income, page F-4

21. Revise your description of the Costs of revenues line item to disclose that it is exclusive of depreciation shown separately below. Refer to SAB Topic 11:B. Note that while the guidance in SAB Topic 11:B provides an accommodation for presenting depreciation and amortization that is attributable to Cost of revenues separately from other amounts comprising the Cost of revenues, this does not extend to measures of gross profit. Please revise your presentation as necessary to show the portion of depreciation and amortization that is attributable to cost of revenues within your measure of gross profit.
Notes to Consolidated Financial Statements
Note 1. Organization and Nature of Operations, page F-7

22. We note that on December 18, 2020, you completed a reorganization of entities under
         common control of your    then existing shareholders, who collectively
owned all of the
         entity interests of the Company prior to the reorganization.    Please
tell us the basis for
         your conclusion that the entities were under common control for all reported periods.
         Specifically, identify the significant shareholders and their percentage ownership in the various entities prior to the reorganization.
23. It appears there is a more fulsome discussion of the terms of the Contractual Agreements beginning on page 45. Please include a cross-reference to that disclosure in Note 1.
Revenue recognition
Principal and Agent Considerations, page F-16

24.      You disclose that    the Company sometimes utilizes independent
contractors and third-
         party carriers in the performances of some transportation services. However, we note from disclosure on page 78 of the submission that you outsource approximately 70% of your freight transportation services to independent third-party transportation providers. As
         such, clarify your use of the word    sometimes    within this
footnote. Additionally, provide
         us with your analysis regarding how you determined gross reporting for your transportation services revenue was appropriate pursuant to FASB ASC 606-10-25-25 and
         FASB ASC 606-10-55-36 through 40. Specifically address how you considered the
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         definition of control and how you are directing the independent contractors and third-party carriers.
Disaggregated information of revenues by services, page F-17

25. We note the disclosure of your revenues on a disaggregated basis is the same as that presented on the face of your Consolidated Statements of Income and Comprehensive
         Income. Please tell us your consideration of providing disaggregated revenue by another category, such as mode of transportation. For example, we note disclosure on page 70
         indicating that you offer both full truckload (   FTL   ) and less
than truckload (   LTL   )
         freight transportation services. Refer to FASB ASC 606-10-50-5 and 55-89 through 55-
         91.
Note 19. Condensed financial information of the parent company, page F-36

26. We note you have presented your investment in subsidiary at cost plus equity in undistributed earnings of subsidiaries. This does not appear to reflect the net carrying amount attributable to the parent, which should equal the amount reported in the balance
         sheet as the parent company   s investment in the underlying net
assets of the subsidiary.
         Tell us your basis for this presentation.
Exhibits

27.      Please file your short-term loan facility agreement with Bank of China
Fuzhou Jin   an
         Branch and related guarantee as exhibits or tell us why you believe they are not required to be filed. Refer to Item 8.a. of Form F-1 and Item 601(b)(10) of Regulation S-K. In this regard, we note your disclosure that as of December 31, 2020, the current ratio did not meet the financial covenant of this loan agreement. Please also describe any attendant risks with your ability to meet your financial covenants.
General

28. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
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June 16, 2021
Page 7

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly
Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameYongxu Liu
                                                           Division of
Corporation Finance
Comapany NameShengfeng Development Limited
                                                           Office of Energy &
Transportation
June 16, 2021 Page 7
cc:       Jingwen (Katherine) Luo, Esq,
FirstName LastName